Mail Stop 4561

September 25, 2008

Paul Goodman
Chief Executive Officer
SecureLogic Corp.
420 Lexington Avenue
Suite 2320
New York, NY 10170

> **Re:** **SecureLogic Corp.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2008 and June 30, 2008**
> **File No. 000-28099**

Dear Mr. Goodman:

We have reviewed your filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 21, 2008.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

General

1. As previously requested, please provide us a statement in writing acknowledging:
   a. the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   b. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   c. the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 8A(T). Controls and Procedures

(b) Management's Report on Internal Control Over Financial Reporting

2.   Please revise to provide the disclosures required by Item 308(T)(a)(1).
        Specifically, you should amend your filing to provide a statement of
        management's responsibility for establishing and maintaining adequate internal
        control over financial reporting.

3.   We note your statement that your Chief Executive Officer and your Chief
        Financial Officer have concluded that your "disclosure controls and procedures
        were effective as of the end of the period covered by the Report." This statement
        appears to contradict your previous statement under subparagraph (a) of Item
        8A(T) that indicates you concluded your disclosure controls and procedures were
        not effective as of the end of the period covered by your annual report. Please
        revise your disclosure under subparagraph (b) to state, if true, that your CEO and
        CFO concluded that your internal controls over financial reporting were effective
        as of the end of the period.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Item 4(T). Controls and Procedures, page 11

4.   We note your Principal Executive Officer and Principal Financial Officer have
        concluded that "[y]our disclosure controls and procedures are effective in timely
        alerting them to material information which is required to be included in our
        periodic reports filed with the SEC as of the filing of this Report." This
        effectiveness conclusion is stated in terms that are more limited in scope than the
        definition of "disclosure controls and procedures" in Exchange Act Rule 13a-
        15(e). The rule requires, among other matters, that the disclosure controls and
        procedures be designed "to ensure that information required to be disclosed by the
        issuer in the reports that it files or submits under the Act is accumulated and
        communicated to the issuer's management, including its principal executive and
        principal financial officers, or persons performing similar functions, as
        appropriate to allow timely decisions regarding required disclosure." Please
        revise your disclosures to state whether the effectiveness conclusions of the CEO
        and CFO were made with respect to the company's disclosure controls and
        procedures as defined in Exchange Act Rule 13a-15(e).

5.   You disclose that "the Company made no changes in the control procedures related to financial reporting" during the quarter ended June 30, 2008. Please revise to disclose whether there have been changes in your internal controls over financial reporting during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K.

Exhibit 31

6.   We note that you filed your Principal Executive and Principal Financial Officer certification under Item 601(b)(31) of Regulation S-K. Please amend your filing and revise this certification to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Similar concerns apply to your Form 10-Q for the fiscal quarter ended March 31, 2008.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Item 4(T). Controls and Procedures, page 14

7.   We note that your management carried out its evaluation of disclosure controls and procedures "within 90 days of the filing date of this report." Item 307 of Regulation S-K requires that the effectiveness of disclosure controls and procedures be made as of the end of the period covered by the report. Please confirm that your assessment was completed as of March 31, 2008 and revise accordingly.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3408 if you have any questions regarding the above comments.

Sincerely,

Christine Davis
Assistant Chief Accountant